UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2022

Azul Reports Record Revenue
as Travel Demand Remains Strong

São Paulo, March 6, 2023 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the fourth quarter of 2022 (“4Q22”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  In 4Q22, operating revenue reached once again an all-time record, as travel demand remained strong. Total operating revenue reached R$4.5 billion in 4Q22, 36.9% above 4Q19 and 19.4% higher than 4Q21. In 2022, operating revenue totaled R$15.9 billion, up 39.4% versus 2019 and 59.9% above 2021.

▪	PRASK and RASK were also at record levels, up 10.0% and 8.2% respectively compared to 4Q21, even with a 4.8% growth in passenger traffic over a capacity increase of 10.3% year over year. Compared to 4Q19, PRASK and RASK were up 23.6% and 27.2% respectively.
▪	Yield also reached an all-time record of R$50.6 cents, an increase of 15.8% compared to 4Q21 and up 32.0% versus 4Q19.
Highlights¹	4Q22	4Q21	Change	2022	2021	Change
Total operating revenue	4,453.5	3,729.7	19.4%	15,948.1	9,975.7	59.9%
Operating income	524.7	524.9	(0.2)	1,135.7	47.0	1,088.7
Operating margin	11.8%	14.1%	-2.3 p.p.	7.1%	0.5%	+6.6 p.p.
EBITDA	1,097.7	1,027.0	70.7	3,230.1	1,591.3	1,638.8
EBITDA margin	24.6%	27.5%	-2.9 p.p.	20.3%	16.0%	+4.3 p.p.
ASKs (million)	10,426	9,451	10.3%	39,579	31,386	26.1%
Average fare (R$)	588.7	474.4	24.1%	531.0	378.0	40.5%
RASK (cents)	42.72	39.46	8.2%	40.29	31.78	26.8%
PRASK (cents)	39.52	35.93	10.0%	36.88	28.07	31.4%
Yield (cents)	50.60	43.69	15.8%	46.25	35.46	30.4%
CASK (cents)	37.68	33.91	11.1%	37.42	31.63	18.3%
CASK ex-fuel (cents)	20.67	21.52	-3.9%	20.85	21.26	-1.9%
Fuel cost per liter	5.63	3.95	42.5%	5.44	3.32	63.5%

¹ Operating results were adjusted for non-recurring items, mainly from the partial reversal of the E1 impairment and other aircraft related items. Please refer to page 11 for additional 4Q22 details.

▪	EBITDA was R$1,097.7 million in the quarter, representing a margin of 24.6%. EBITDA was up 6.9% compared to 4Q21.Compared to 4Q19, even with a 115.8% increase in fuel prices, 27.7% devaluation of the Brazilian real and more than 20% inflation in Brazil over the past three years, EBITDA was only 10.7% lower. Operating income was R$524.7 million in the quarter, representing a margin of 11.8%.
▪	CASK in 4Q22 was 37.68 cents, up 11.1% compared to 4Q21, mainly due to the 42.5% increase in fuel prices. CASK ex-fuel reduced 3.9% versus 4Q21, driven by our fleet transformation, cost reduction initiatives, productivity gains and capacity increase. Compared to 4Q19, CASK ex-fuel converted to dollars dropped 4.2%.
▪	Fuel consumption per ASK dropped 3.7% in the same period versus 4Q21 and 8.2% compared to 4Q19, as a result of the higher number of fuel-efficient aircraft in-service. Payroll efficiency measured in salaries per ASK remained flat year over year, even with a 7.9% increase in salaries as a result of collective bargaining agreements with labor unions, applicable to all airlines in Brazil.
▪	Immediate liquidity was R$2.5 billion. In the quarter, operational cash inflows surpassed outflows by over R$1.1 billion, and we continued our deleveraging process with over R$1.4 billion in current and deferred lease payments and debt amortizations, resulting in a reduction of R$408.3 million in immediate liquidity compared to 4Q19.
▪	Gross debt decreased R$1.2 billion in the year to R$21.8 billion. Excluding the impact of the new aircraft entering in the fleet, gross debt would be reduced by R$3.0 billion in 2022. Azul’s adjusted net debt to EBITDA leverage ratio decreased an impressive 5.5x from 11.2x to 5.7x, and in line with our guidance to end 2022 with leverage below 6x.
▪	Azul was the world’s most on-time airline in 2022, with an on-time arrival rate of 88.9% according to Cirium.

Fourth Quarter Results 2022

Management Comments

Azul had another exceptional year in 2022 as we followed up our TripAdvisor “World’s Best Arline” recognition with the “World’s Most On-Time Airline for 2022” from Cirium. This is a remarkable achievement, and I want to thank our more than 13 thousand passionate and motivated Crewmembers for delivering superior customer service and operational excellence every single day.

2022 was also a record year with R$16 billion in total revenue, up a very strong 40% from 2019. Unit revenue for the year was also a record of R$40.29 cents, up 26% from full-year 2019. In 4Q22 we delivered a record R$4.5 billion in revenue and R$1.1 billion in EBITDA, generating an EBITDA margin of 25%, one of the highest in the world. We continued expanding margins even with fuel prices up 116% versus 4Q19 and 43% compared to 4Q21. This clearly demonstrates the strength of our business model and our ability to create sustainable competitive advantages. We ended 2022 with immediate liquidity of R$2.5 billion, and including long-term investments and receivables, security deposits and reserves, our total liquidity was R$5.9 billion.

Our wholly-owned and unencumbered business units also had record results in 2022. Compared to 2019, our loyalty program TudoAzul almost doubled its gross billings. Azul Cargo, our logistics business, grew 153% in revenue and ended 2022 as Brazil’s largest domestic air-logistics provider. Finally, Azul Viagens had an outstanding 2022, growing 90% from 2019 to R$1.3 billion in gross bookings. We are excited about the continued growth and margin contribution from our business units. Recently, an independent firm appraised these fast-growing businesses at more than R$25 billion.

Looking ahead to 2023, we are encouraged by the strong demand environment and important milestones in our route network. On March 27, we will begin flying our expanded network at São Paulo’s downtown Congonhas airport. We will more than double our operations to 84 daily flights, serving the largest corporate destinations and showing new customers all that Azul has to offer. In addition, our international capacity is reaching full recovery in 2023, supported by new routes and destinations, including recently announced Paris and Curaçao. We are also adding more international flights to the United States from Belo Horizonte, Recife, Manaus and Belém.

We are excited and optimistic about what we see in 2023 and beyond. For the year, we expect to generate record revenue of R$20 billion and record EBITDA of more than R$5 billion, around 40% above 2019. With the support of these strong operational trends, we have turned our focus to implement a comprehensive long-term plan, described below, to address the remaining Covid-related effects in our capital structure.

John Rodgerson, CEO of Azul S.A.

Fourth Quarter Results 2022

Recent Developments

Azul’s unique business model and industry-leading margins are well known, and there is market consensus that our 2023 EBITDA will be the largest in our history and one of the highest margins in the world. Still, Azul’s capital structure has been heavily burdened by Covid-19 and its impacts, such as a devalued currency and a significant impact to our cash flows with no corresponding government support, unlike many other airlines around the world.

Since the beginning of the pandemic, we have been successfully addressing these impacts through increased revenue and productivity, the valuable support of our stakeholders, and various financial transactions and capital raises. Additional macro volatility and capital market uncertainty have made the final stretch more difficult. As a response to this, we have developed and started to implement a permanent and comprehensive plan designed to improve Azul’s cash generation and strengthen our capital structure, engaging all major stakeholders including lessors and OEMs.

Today, we are pleased to announce commercial agreements with lessors that represent more than 90% of our lease obligations, subject to some conditions and corporate approvals. Under these agreements, lessors will reduce our lease payments to eliminate Covid-related deferrals, as well as the gap between Azul’s contractual lease rates and agreed-upon current market rates. In exchange, lessors will receive a tradeable note maturing in 2030 and equity priced in a way to reflect Azul’s new cash generation, improved capital structure, and reduced credit risk. Consistent with our values and track record, this plan is designed to deliver 100% recovery to our partners through this combination of long-term debt and equity in a reset balance sheet.

Lessors represent almost 80% of our nominal gross debt, and therefore reaching these agreements demonstrates tremendous success in our approach. The leasing community has recognized that supporting Azul is an intelligent, revenue-maximizing business decision, yet we are still honored and grateful for their support. No aircraft have left the fleet throughout this negotiation, and in fact our partners have delivered 12 new aircraft to us over the past five months. Negotiations continue, and we are confident about reaching agreements with all lessors.

As part of our comprehensive permanent plan, we are also negotiating with OEMs, another vital stakeholder group, to improve payment terms for most of our Covid-19 deferrals, increase our credit limits, and exchange the remaining deferrals for a similar structure as that of lessors, also leading to 100% recovery to our partners and a measurable reduction in our Capex in 2023 and beyond.

As a result of these successful negotiations with lessors and OEMs, Azul’s originally projected cash gap for 2023 will now be eliminated, and cash flow should be positive in 2024 and beyond. In addition, this comprehensive solution and its correspondent reduction of our credit risk should significantly reduce our cost of capital, reflecting our high margins and cash generation and increasing access to the capital markets.

Through our strong operations supporting a solid EBITDA of over R$5 billion in 2023, with record revenue of R$20 billion, combined with the benefits of this comprehensive plan, we now have the ability to focus on our growth and margin expansion for the next several years, with great results to all of our stakeholders.

Fourth Quarter Results 2022

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	4Q22	4Q21	% Δ
Operating Revenue
Passenger revenue	4,119.9	3,395.8	21.3%
Cargo revenue and other	333.5	334.0	-0.1%
Total operating revenue	4,453.5	3,729.7	19.4%
Operating Expenses
Aircraft fuel	1,773.5	1,171.0	51.5%
Salaries and benefits	515.2	467.3	10.3%
Depreciation and amortization	573.0	502.0	14.1%
Airport fees	250.5	201.0	24.6%
Traffic and customer servicing	188.5	118.3	59.4%
Sales and marketing	217.4	157.1	38.4%
Maintenance and repairs	152.8	167.4	-8.7%
Other	257.8	420.8	-38.7%
Total Operating Expenses	3,928.7	3,204.8	22.6%
Operating Result	524.7	524.9	0.0%
Operating margin	11.8%	14.1%	-2.3 p.p.
EBITDA	1,097.7	1,027.0	6.9%
EBITDA margin	24.6%	27.5%	-2.9 p.p.
Financial Result²
Financial income	86.1	64.9	32.6%
Financial expenses	(1,248.4)	(1,016.3)	22.8%
Derivative financial instruments, net	96.4	14.3	574.5%
Foreign currency exchange, net	772.3	(533.5)	n.a.
Result Before Income Taxes²	231.2	(945.7)	n.a.
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	231.2	(945.7)	n.a.
Net margin	5.2%	-25.4%	n.a.
Adjusted Net Result³	(610.5)	(436.0)	40.0%
Adjusted net margin³	-13.7%	-11.7%	-2.0 p.p.
Fully diluted shares	421.8	401.3	5.1%
Diluted EPS	0.55	(2.36)	n.a.
Diluted EPS (US$)	0.10	(0.42)	n.a.
Diluted EPADR (US$)	0.31	(1.27)	n.a.
Adjusted EPS³	(1.45)	(1.09)	33.2%
Adjusted EPS³ (US$)	(0.28)	(0.19)	41.5%
Adjusted EPADR (US$)³	(0.83)	(0.58)	41.5%

¹ Operating results were adjusted for non-recurring items totaling a net gain of R$567.0 million in 4Q22 and R$104.5 million in 4Q21, mainly from the partial reversal of the E1 impairment and other aircraft related items. Please refer to page 11 for additional details.

² Financial results adjusted for convertible debenture expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

Fourth Quarter Results 2022

Operating Data¹	4Q22	4Q21	% Δ
ASK (million)	10,426	9,451	10.3%
Domestic	8,450	8,734	-3.3%
International	1,976	717	175.5%
RPK (million)	8,143	7,773	4.8%
Domestic	6,526	7,166	-8.9%
International	1,617	607	166.4%
Load factor (%)	78.1%	82.2%	-4.1 p.p.
Domestic	77.2%	82.0%	-4.8 p.p.
International	81.8%	84.6%	-2.8 p.p.
Average fare (R$)	588.7	474.4	24.1%
Passengers (thousands)	6,998	7,158	-2.2%
Block hours	136,674	123,096	11.0%
Aircraft utilization (hours per day)	9.5	10.1	-5.7%
Departures	79,535	73,068	8.9%
Average stage length (km)	1,113	1,071	3.9%
End of period operating passenger aircraft	177	161	9.9%
Fuel consumption (thousands of liters)	314,740	296,191	6.3%
Fuel consumption per ASK	30.2	31.3	-3.7%
Full-time-equivalent employees	13,543	12,485	8.5%
End of period FTE per aircraft	77	78	-1.3%
Yield (cents)	50.60	43.69	15.8%
RASK (cents)	42.72	39.46	8.2%
PRASK (cents)	39.52	35.93	10.0%
CASK (cents)	37.68	33.91	11.1%
CASK ex-fuel (cents)	20.67	21.52	-3.9%
Fuel cost per liter	5.63	3.95	42.5%
Break-even load factor (%)	68.9%	70.7%	-1.8 p.p.
Average exchange rate	5.26	5.58	-5.9%
End of period exchange rate	5.22	5.58	-6.5%
Inflation (IPCA/LTM)	5.79%	10.06%	-4.3 p.p.
WTI (average per barrel, US$)	82.40	77.10	6.9%
Heating oil (US$)	354.38	237.79	49.0%

¹ Other operating expenses were adjusted for non-recurring items.

Operating Revenue

In 4Q22, Azul´s operating revenue reached once again an all-time record, totaling R$4.5 billion compared to R$3.7 billion in the same period last year, an increase of 19.4%, and up 36.9% compared to 4Q19.

Passenger revenue also reached an all-time record, increasing 21.3% on 10.3% higher capacity compared to the same period last year. Compared to 4Q19, passenger revenue was up 33.0%, even with corporate traffic not yet fully recovered.

PRASK also reached record levels, increasing 10.0% compared to 4Q21 and 23.6% compared to 4Q19, enabled by our rational capacity deployment and the sustainable competitive advantages of our business model, which allowed us to continue raising fares to offset record-high fuel prices.

In 4Q22, cargo revenue and other totaled R$333.5 million, more than double compared to 4Q19 and in line with 4Q21, driven by strong domestic demand for our logistics solutions and our exclusive network. Domestic cargo revenue grew 11.4% year over year. This was partially offset by the reduction in international cargo capacity, as we redeployed widebody aircraft to international destinations to take advantage of the faster than expected recovery in international travel.

Fourth Quarter Results 2022

Total RASK also reached record levels, increasing 8.2% and 27.2% compared to 4Q21 and 4Q19 respectively.

R$ cents¹	4Q22	4Q21	% Δ
Operating revenue per ASK
Passenger revenue	39.52	35.93	10.0%
Cargo revenue and other	3.20	3.53	-9.5%
Operating revenue (RASK)	42.72	39.46	8.2%
Operating expenses per ASK¹
Aircraft fuel	17.01	12.39	37.3%
Salaries and benefits	4.94	4.94	0.0%
Depreciation and amortization	5.50	5.31	3.5%
Airport fees	2.40	2.13	13.0%
Traffic and customer servicing	1.81	1.25	44.5%
Sales and marketing	2.09	1.66	25.5%
Maintenance and repairs	1.47	1.77	-17.3%
Other operating expenses	2.47	4.45	-44.4%
Total operating expenses (CASK)	37.68	33.91	11.1%
Operating income per ASK (RASK/CASK)	5.03	5.55	-9.4%

¹ Other operating expenses were adjusted for non-recurring items.

Operating Expenses

In 4Q22, Azul recorded operating expenses of R$3.9 billion compared to R$3.2 billion in 4Q21, representing an increase of 22.6% mainly driven by a 42.5% increase in fuel prices in addition to our capacity increase of 10.3%, partially offset by lower fuel burn, higher employee productivity and cost reduction initiatives.

Compared to 4Q19, total operating expenses increased 59.1%, mostly driven by a 115.8% increase in fuel prices, 27.7% currency depreciation and over 20% inflation in Brazil, partially offset by higher productivity and cost reduction initiatives. Compared to 4Q19, fuel burn per ASK reduced by 8.2%.

The breakdown of our main operating expenses compared to 4Q21 is as follows:

▪	Aircraft fuel increased 51.5% to R$1,773.5 million, mostly due to a 42.5% increase in fuel price per liter, a 11.0% increase in block hours and a 10.3% increase in total capacity, partially offset by the reduction in fuel burn as a result of our more efficient next-generation fleet.
▪	Salaries and benefits increased 10.3% to R$515.2 million, driven by our capacity increase of 10.3% and a 7.9% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2022, partially offset by higher employee productivity. On a per-ASK basis salaries and benefits remained flat compared to 4Q21, fully offsetting the impact from collective bargaining agreements.
▪	Depreciation and amortization increased 14.1% or R$ 71.0 million, driven by the increase in the size of our fleet compared to 4Q21 and the change in our redelivery cost provisioning policy.

▪  Airport fees increased 24.6% or R$ 49.5 million, mostly due to the 11.0% increase in block hours and 8.9% increase in departures, and the acceleration in demand for international flights, which have higher fees, in addition to the 5.8% inflation over the last 12 months.

▪  Traffic and customer servicing increased to R$188.5 million, primarily due to the resumption of Azul’s renowned onboard service after a two-year suspension due to the pandemic, 8.9% increase in the number of departures, and the inflation in the period.

▪  Sales and marketing reached R$217.4 million, mostly driven by the 21.3% growth in passenger revenue, leading to an increase in credit card fees and commissions, and the acceleration in demand for international flights, which have higher distribution costs.

Fourth Quarter Results 2022
▪	Maintenance and repairs decreased 8.7% or R$14.6 million compared to 4Q21, mostly due to higher number of maintenance events insourced, cost savings from the renegotiation of our engine maintenance agreements and a 5.9% average appreciation of the real against the dollar. Maintenance and repairs per ASK decreased 17.3%.
▪	Other decreased 38.7% or R$162.9 million, mainly due to the reduction in our international cargo capacity, as we redeployed widebody aircraft to international destinations to take advantage of the faster than expected recovery in international travel, lower claims in the period as a result of our better operation, and the 5.9% average appreciation of the real against the dollar, On a per-ASK basis, other decreased 44.4%.

Non-Operating Results

Net financial results (R$ million)¹	4Q22	4Q21	% Δ
Net financial expenses	(1,162.3)	(951.4)	22.2%
Derivative financial instruments, net	96.4	14.3	574.5%
Foreign currency exchange, net	772.3	(533.5)	n.a.
Net financial results	(293.5)	(1,470.6)	-80.0%

¹Excludes convertible debentures expenses.

Net financial expenses were R$1,162.3 million in the quarter, mainly from the R$687.3 million interest expense recognized on leases and the increase in the Brazilian risk-free rate to an average of 13.8% per year in 4Q22.

Derivative financial instruments resulted in a net gain of R$96.4 million in 4Q22 mostly due to fuel hedge gains recorded during the period. As of December 31, 2022, Azul has hedged 17.6% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency gain of R$772.3 million in 4Q22 due to the 3.5% end of period appreciation of the Brazilian real against US dollar in the quarter, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$2.5 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, R$408.3 million lower than the same period in 2019, mainly due to the R$7.1 billion payment in leases, loans, deferral repayments, maintenance reserves, deposits, interest and capital expenses. This immediate liquidity represented 15.9% of our last twelve months’ revenue.

Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$5.9 billion as of December 31, 2022. This does not include spare parts or other unencumbered assets, such as our business units TudoAzul, Azul Cargo and Azul Viagens. Recently, an independent firm appraised our fast-growing business units in more than R$25 billion.

Liquidity (R$ million)	4Q22	3Q22	% Δ
Cash, cash equivalents and short-term investments	668.3	1,104.0	-39.5%
Accounts receivable	1,874.2	2,265.4	-17.3%
Immediate liquidity	2,542.5	3,369.4	-24.5%
Cash as % of LTM revenue	15.9%	22.1%	-6.2 p.p.
Long-term investments and receivables	838.9	811.2	3.4%
Security deposits and maintenance reserves	2,539.6	2,454.1	3.5%
Total Liquidity	5,921.0	6,634.6	-10.8%

Fourth Quarter Results 2022

Azul’s debt amortization schedule as of December 31, 2022, is reported below and does not yet include the commercial agreements with our partners to reduce some of our debt and extend payment terms.

The chart below converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of 5.22:

Loans and financing debt amortization as of December 31, 2022
(R$ million converted at 5.22 reais per dollar)¹

¹ Excludes convertible debentures.

Gross debt decreased 5.3% or R$1.2 billion compared to December 31, 2021, mostly due to our continued deleveraging process with R$5.1 billion in payments of loans and leases during the year and the 6.5% end of period appreciation of the Brazilian real, partially offset by the addition of R$1.8 billion in lease liabilities related to new aircraft entering in our fleet. Excluding the impact of the new aircraft entering in the fleet, gross debt would be reduced by R$3.0 billion in 2022.

Loans and financing (R$ million)¹	4Q22	3Q22	% Δ	4Q21	% Δ
Operating lease liabilities	13,771.3	13,610.6	1.2%	13,796.5	-0.2%
Finance lease liabilities	811.5	763.1	6.3%	1,094.1	-25.8%
Other aircraft loans and financing	792.2	902.6	-12.2%	1,205.9	-34.3%
Loans and financing	6,440.5	6,831.1	-5.7%	6,939.8	-7.2%
% of non-aircraft debt in local currency	19%	20%	-0.6 p.p.	20%	-0.8 p.p.
% of total debt in local currency	6%	7%	-0.5 p.p.	7%	-0.6 p.p.
Gross debt	21,815.5	22,107.4	-1.3%	23,036.3	-5.3%

¹ Considers the effect of hedges on debt. Excludes convertible debentures expenses.

As of December 31, 2022, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.2 years, with an average interest rate of 8.2%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 6.5%, respectively.

Fourth Quarter Results 2022

The table below presents additional information related to our leases. This includes both current and deferred lease payments:

Lease payments (R$ million)	4Q22	3Q22	% Δ	2022
Operating leases
Payments made	868.3	728.6	19.2%	3,258.2
Weighted average remaining lease term	7.6	7.5	1.1%	7.6
Finance leases
Payments made	43.9	185.3	-76.3%	345.5
Weighted average remaining lease term	5.8	5.8	-0.7%	5.8

Azul’s leverage ratio measured as net debt to LTM EBITDA remained flat in the quarter and decreased 5.5x year over year, from 11.2x to 5.7x. We are confident in our ability to continue reducing leverage organically and are pleased to have reached our guidance of leverage below 6x in 2022.

Key financial ratios (R$ million)	4Q22	3Q22	% Δ	4Q21	% Δ
Cash¹	3,381.4	4,180.6	-19.1%	5,254.0	-35.6%
Gross debt²	21,815.5	22,107.4	-1.3%	23,036.3	-5.3%
Net debt	18,434.1	17,926.8	2.8%	17,782.3	3.7%
Net debt / EBITDA (LTM)	5.7x	5.7x	0.0x	11.2x	-5.5x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures.

Fleet and Capital Expenditures

As of December 31, 2022, Azul had a passenger operating fleet of 177 aircraft and a passenger contractual fleet of 194 aircraft, with an average aircraft age of 7.1 years excluding Cessna aircraft. At the end of 4Q22, the 17 aircraft not included in our operating passenger fleet consisted of 4 ATRs subleased to TAP, 3 Embraer E1s subleased to Breeze, 3 Embraer E1s and 3 Airbus A330ceo in the processing of exiting the fleet, and 1 Airbus A320neo, 2 Cessna aircraft and 1 Embraer E2 in process of entering service.

Azul ended 4Q22 with approximately 72% of its capacity coming from next-generation aircraft, far higher than any competitor in the region.

Passenger Contractual Fleet¹	4Q22	3Q22	% Δ	4Q21	% Δ
Airbus widebody	14	13	7.7%	12	16.7%
Airbus narrowbody	52	50	4.0%	49	6.1%
Embraer E2	14	9	55.6%	9	55.6%
Embraer E1	49	50	-2.0%	50	-2.0%
ATR	41	39	5.1%	42	-2.4%
Cessna	24	21	14.3%	17	41.2%
Total¹	194	182	6.6%	179	8.4%
Aircraft under operating leases	168	159	5.7%	150	12.0%

¹ Includes 7 subleased aircraft.

Passenger Operating Fleet	4Q22	3Q22	% Δ	4Q21	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	51	50	2.0%	47	8.5%
Embraer E2	13	9	44.4%	9	44.4%
Embraer E1	43	43	-	44	-2.3%
ATR	37	34	8.8%	33	12.1%
Cessna	22	21	4.8%	17	29.4%
Total	177	168	5.4%	161	9.9%

Fourth Quarter Results 2022

Capex

Capital expenditures totaled R$426.9 million in 4Q22, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts in the quarter.

(R$ million)	4Q22	3Q22	% Δ	2022
Aircraft and maintenance and checks	334.8	194.6	72.1%	974.9
Intangible assets	65.0	60.7	7.1%	198.5
Other	27.0	42.3	-36.1%	81.2
CAPEX¹	426.9	297.6	43.4%	1,254.6

¹ Excludes aircraft purchased to sell

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2022	2021	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,146	1,173	-2%
Total fuel consumed (GJ x 1000)	45,338	36,805	23%
Fleet
Average age of operating fleet¹	7.1	6.6	8%
Social
Labor Relations
Employee gender: male	59.4%	59.0%	0.4 p.p.
Employee gender: female	40.6%	41.0%	-0.4 p.p.
Employee monthly turnover	0.9%	1.1%	-0.2 p.p.
% of employee covered under collective bargaining agreements	100%	100%	-
Volunteers	4,324	2,754	57%
Governance
Management
Independent directors	91%	91%	-
Percent of Board members that are women	18%	9%	9.1 p.p.
Board of Directors' average age	58	60	-2.7%
Director meeting attendance	96%	99%	-3 p.p.
Board size	11	11	-
Participation of women in leadership positions	40%	39%	1 p.p.

¹ Excludes Cessna aircraft

Fourth Quarter Results 2022

Non-Recurring Items Reconciliation

Our results include the impacts of charges that are deemed non-recurring items and should not be considered to compare to prior periods as well as future periods.

In 4Q22, our operating results were adjusted for non-recurring items totaling a net gain of R$567.0 million, mainly related to the impairment reversal of 14 Embraer E-195 E1s, partially offset by other aircraft-related items.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

4Q22 Non-recurring adjustments	As recorded	Adjustments	Adjusted
Operating revenue	4,453.5	-	4,453.5
Operating expense	3,361.7	567.0	3,928.7
Maintenance and repairs	163.8	(11.0)	152.8
Other expense	(320.2)	578.0	257.8
Operating income	1,091.7	(567.0)	524.7
Operating Margin	24.5%	-12.7 p.p.	11.8%
EBITDA	1,664.7	(567.0)	1,097.7
EBITDA Margin	37.4%	-12.7 p.p.	24.6%

Fourth Quarter Results 2022

Conference Call Details

Monday, March 6, 2023

10:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 253 215-8782

Brazil: +55 11 4632-2236 or +55 21 3958-7888

Code: 830 5290 9939

Webcast: http://www.voeazul.com.br/ir

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Fourth Quarter Results 2022

Balance Sheet – IFRS

(R$ million)	December 31, 2022	September 30, 2022	December 31, 2021
Assets	18,721.3	18,318.9	18,533.5
Current assets	4,871.9	5,129.4	5,846.3
Cash and cash equivalents	668.3	1,103.7	3,073.8
Short-term investments	-	0.2	1.4
Accounts receivable	1,804.0	2,170.6	997.9
Aircraft sublease	70.2	94.9	76.2
Inventories	721.7	678.5	571.9
Security deposits and maintenance reserves	1,025.2	460.2	410.9
Taxes recoverable	234.9	207.7	109.7
Derivative financial instruments	36.1	75.8	83.2
Prepaid expenses	182.9	195.0	244.4
Other current assets	128.7	142.8	276.9
Non-current assets	13,849.4	13,189.5	12,687.1
Long-term investments	733.0	691.0	906.7
Sublease receivables	105.9	120.1	198.0
Security deposits and maintenance reserves	1,514.4	1,993.8	1,553.5
Derivative financial instruments	235.9	147.7	270.6
Prepaid expenses	319.0	281.7	313.4
Other non-current assets	9.0	27.1	126.1
Right of use assets – leased aircraft and other assets	6,773.4	5,833.9	5,508.9
Right of use assets – maintenance of leased aircraft	779.2	760.0	490.7
Property and equipment	1,953.1	1,936.8	1,961.2
Intangible assets	1,426.5	1,397.3	1,358.0
Liabilities and equity	18,721.3	18,318.9	18,533.5
Current liabilities	15,056.1	14,857.6	11,710.2
Loans and financing	1,127.7	1,316.2	1,023.4
Leases	4,025.9	3,767.8	3,497.7
Accounts payable	2,432.8	1,924.3	1,530.5
Factoring	753.4	728.9	3.7
Air traffic liability	4,140.0	4,250.5	3,063.8
Reimbursement to clients	13.8	36.9	173.7
Salaries and benefits	479.4	531.7	459.7
Insurance payable	85.0	12.4	92.8
Taxes payable	193.6	126.0	150.1
Derivative financial instruments	69.4	160.1	77.5
Provisions	834.3	991.5	977.1
Airport Fees	831.9	751.9	506.3
Other	68.8	259.3	154.0
Non-current liabilities	22,672.7	23,591.8	25,156.2
Loans and financing	7,508.7	8,184.3	8,995.3
Leases	10,556.9	10,605.9	11,392.9
Accounts payable	517.0	428.9	342.2
Derivative financial instruments	175.2	105.5	209.5
Provision	2,408.7	2,712.2	2,522.5
Airport fees	502.9	495.0	472.4
Other non-current liabilities	1,003.4	1,060.0	1,221.4
Equity	(19,007.5)	(20,130.5)	(18,333.0)
Issued capital	2,313.9	2,313.9	2,290.9
Advance for future capital increase	0.1	0.0	0.1
Capital reserve	1,970.1	1,945.4	1,946.5
Treasury shares	(10.2)	(2.9)	(12.0)
Accumulated other comprehensive result	5.3	5.8	5.8
Accumulated losses	(23,286.7)	(24,392.7)	(22,564.3)

Fourth Quarter Results 2022

Cash Flow Statement – IFRS

(R$ million)	4Q22	4Q21	% Δ	2022	2021	% Δ
Cash flows from operating activities
Net profit (loss) for the period	1,106.1	(392.3)	n.a.	(722.4)	(4,213.2)	-82.9%
Total non-cash adjustments
Depreciation and amortization	573.0	502.0	14.1%	2,094.4	1,544.3	35.6%
Unrealized derivatives	(425.9)	(556.4)	-23.5%	(958.0)	(864.2)	10.9%
Exchange gain and (losses) in foreign currency	(840.8)	496.2	n.a.	(1,464.2)	1,431.5	n.a.
Interest on assets and liabilities, net	880.3	958.3	-8.1%	3,968.5	3,418.9	16.1%
Provisions	189.5	665.2	-71.5%	438.4	646.6	-32.2%
Result of lease agreements modification	(29.5)	(6.5)	354.2%	(93.1)	(24.3)	282.8%
Other	(677.7)	(985.3)	-31.2%	(798.0)	(1,080.4)	-26.1%
Changes in operating assets and liabilities
Trade and other receivables	171.2	418.8	-59.1%	(1,107.1)	(270.3)	309.5%
Sublease receivables	27.4	28.6	-4.0%	68.4	65.0	5.2%
Security deposits and maintenance reserves	(188.0)	(122.2)	53.8%	(606.2)	(421.6)	43.8%
Prepaid expenses	(79.1)	(329.9)	-76.0%	(274.6)	(364.1)	-24.6%
Other assets	(656.5)	133.8	n.a.	(822.8)	(174.2)	372.4%
Derivatives	27.1	(9.6)	n.a.	477.6	(24.5)	n.a.
Accounts payable	1,067.0	(319.0)	n.a.	2,275.4	(278.0)	n.a.
Salaries and benefits	24.7	1.3	1730.4%	113.8	185.7	-38.7%
Air traffic liability	(247.1)	(28.4)	768.6%	793.7	511.4	55.2%
Contingencies	(48.1)	(287.3)	-83.3%	(179.4)	(395.4)	-54.6%
Other liabilities	248.1	487.3	-49.1%	402.7	620.7	-35.1%
Interest paid	(288.4)	(317.2)	-9.1%	(1,169.8)	(624.5)	87.3%
Net cash used by operating activities	833.3	337.2	147.1%	2,437.3	(310.6)	n.a.

Cash flows from investing activities
Short-term investment	0.3	(0.2)	n.a.	1.5	90.7	-98.3%
Cash received on sale of property and equipment	201.2	-		518.7	-	n.a.
Sales and leaseback	-	-	n.a.	321.3	21.3	1411.4%
Acquisition of subsidiary, net of cash acquired	-	-	n.a.	(30.3)	(20.0)	51.6%
Acquisition of intangible	(65.0)	(36.4)	78.5%	(198.5)	(152.5)	30.1%
Acquisition of property and equipment	(361.9)	(247.6)	46.2%	(1,252.5)	(624.3)	100.6%
Net cash generated (used in) investing activities	(225.4)	(284.2)	-20.7%	(639.9)	(684.9)	-6.6%

Cash flows from financing activities
Loans and financing
Proceeds	12.3	4.7	164.1%	200.0	3,071.3	-93.5%
Repayment	(249.1)	(64.2)	287.9%	(831.8)	(466.6)	78.3%
Lease repayment	(651.7)	(585.0)	11.4%	(2,772.6)	(1,799.8)	54.0%
Forfaiting	(137.3)	-	n.a.	(818.3)	-	n.a.
Capital increase	0.1	0.1	-48.3%	23.0	24.0	-4.2%
Treasury shares	(3.0)	(5.4)	-44.1%	(3.9)	(16.2)	-75.8%
Net cash generated (used) in financing activities	(1,028.8)	(649.8)	58.3%	(4,203.6)	812.6	n.a.

Exchange gain (loss) on cash and cash equivalents	(14.5)	37.3	n.a.	0.7	191.9	-99.6%

Net decrease in cash and cash equivalents	(435.4)	(559.5)	-22.2%	(2,405.4)	9.0	n.a.

Cash and cash equivalents at the beginning of the period	1,103.7	3,633.3	-69.6%	3,073.8	3,064.8	0.3%

Cash and cash equivalents at the end of the period	668.3	3,073.8	-78.3%	668.3	3,073.8	-78.3%

Fourth Quarter Results 2022

Appendix

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	2022	2021	% ∆
Operating Revenue
Passenger revenue	14,595.6	8,811.0	65.7%
Cargo revenue and other	1,352.5	1,164.7	16.1%
Total operating revenue	15,948.1	9,975.7	59.9%
Operating Expenses
Aircraft fuel	6,561.3	3,257.2	101.4%
Salaries and benefits	1,954.6	1,748.4	11.8%
Depreciation and amortization	2,094.4	1,544.3	35.6%
Airport fees	911.2	677.7	34.5%
Traffic and customer servicing	641.9	389.3	64.9%
Sales and marketing	699.0	404.1	73.0%
Maintenance and repairs	592.1	546.6	8.3%
Other	1,357.8	1,360.9	-0.2%
Total Operating Expenses	14,812.4	9,928.7	49.2%
Operating Result	1,135.7	47.0	2316.4%
Operating margin	7.1%	0.5%	+6.6 p.p.
EBITDA	3,230.1	1,591.3	103.0%
EBITDA margin	20.3%	16.0%	+4.3 p.p.
Financial Result²
Financial income	277.3	154.3	79.7%
Financial expenses	(4,558.1)	(3,638.4)	25.3%
Derivative financial instruments, net	438.2	35.0	1153.0%
Foreign currency exchange, net	1,327.4	(1,365.6)	n.a.
Result Before Income Taxes²	(1,379.6)	(4,767.7)	-71.1%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	(1,379.6)	(4,767.7)	-71.1%
Net margin	-8.7%	-47.8%	+39.1 p.p.
Adjusted Net Result³	(2,667.6)	(3,461.6)	-22.9%
Adjusted net margin³	-16.7%	-34.7%	+18.0 p.p.
Fully diluted shares	417.8	406.3	2.8%
Diluted EPS	(3.30)	(11.74)	-71.9%
Diluted EPS (US$)	(0.64)	(2.18)	-70.6%
Diluted EPADR (US$)	(1.92)	(6.53)	-70.6%
Adjusted EPS³	(6.39)	(8.52)	-25.1%
Adjusted EPS³ (US$)	(1.24)	(1.58)	-21.7%
Adjusted EPADR (US$)³	(3.71)	(4.74)	-21.7%

¹ Operating results were adjusted for non-recurring items.

² Financial results adjusted for convertible debentures expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

Fourth Quarter Results 2022

Operating Data¹	2022	2021	% ∆
ASK (million)	39,579	31,386	26.1%
Domestic	33,605	29,380	14.4%
International	5,974	2,007	197.7%
RPK (million)	31,561	24,851	27.0%
Domestic	26,517	23,431	13.2%
International	5,044	1,419	255.4%
Load factor (%)	79.7%	79.2%	+0.6 p.p.
Domestic	78.9%	79.8%	-0.8 p.p.
International	84.4%	70.7%	+13.7 p.p.
Average fare (R$)	531.0	378.0	40.5%
Passengers (thousands)	27,485	23,311	17.9%
Block hours	518,813	409,424	26.7%
Aircraft utilization (hours per day)	9.1	8.3	9.7%
Departures	304,429	245,102	24.2%
Average stage length (km)	1,105	1,057	4.5%
End of period operating passenger aircraft	177	161	9.9%
Fuel consumption (thousands of liters)	1,206,925	979,762	23.2%
Fuel consumption per ASK	30.5	31.2	-2.3%
Full-time-equivalent employees	13,543	12,485	8.5%
End of period FTE per aircraft	77	78	-1.3%
Yield (cents)	46.25	35.46	30.4%
RASK (cents)	40.29	31.78	26.8%
PRASK (cents)	36.88	28.07	31.4%
CASK (cents)	37.42	31.63	18.3%
CASK ex-fuel (cents)	20.85	21.26	-1.9%
Fuel cost per liter	5.44	3.32	63.5%
Break-even load factor (%)	74.1%	78.8%	-4.7 p.p.
Average exchange rate	5.16	5.40	-4.3%
End of period exchange rate	5.22	5.58	-6.5%
Inflation (IPCA/LTM)	5.79%	10.06%	-4.3 p.p.
WTI (average per barrel, US$)	93.72	67.97	37.9%
Heating oil (US$)	354.88	206.44	71.9%

¹ Operating results were adjusted for non-recurring items.

Fourth Quarter Results 2022

R$ cents¹	2022	2021	% Δ
Operating revenue per ASK
Passenger revenue	36.88	28.07	31.4%
Cargo revenue and other	3.42	3.71	-7.9%
Operating revenue (RASK)	40.29	31.78	26.8%
Operating expenses per ASK¹
Aircraft fuel	16.58	10.38	59.7%
Salaries and benefits	4.94	5.57	-11.4%
Depreciation and amortization	5.29	4.92	7.5%
Airport fees	2.30	2.16	6.6%
Traffic and customer servicing	1.62	1.24	30.7%
Sales and marketing	1.77	1.29	37.2%
Maintenance and repairs	1.50	1.74	-14.1%
Other operating expenses	3.43	4.34	-20.9%
Total operating expenses (CASK)	37.42	31.63	18.3%
Operating income per ASK (RASK/CASK)	2.87	0.15	1816.2%

¹ Operating results were adjusted for non-recurring items.

Fourth Quarter Results 2022

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Fourth Quarter Results 2022

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

Fourth Quarter Results 2022

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 06, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer